                                                                                                                                                                      P.O. Box 2600

                                                                                                                                                                      Valley Forge, PA 19482-2600

                                                                                                                                                                      610-503-5804

                                                                                                                                                                      Frances_T_Han@vanguard.com

February 10, 2011

Brion Thompson, Esq.

U.S. Securities & Exchange Commission                               via electronic filing

100 F Street, N.E.

Washington, DC  20549

RE:      Vanguard STAR Funds; File No. 2-88373

Dear Mr. Thompson:

The following responds to your comments of February 7, 2011 on the post-effective amendment of the registration statement of the above-referenced registrant.  You commented on Post-Effective Amendment No. 60 that was filed on December 28, 2010 pursuant to Rule 485(a).

Comment 1:   Vanguard Developed Markets Index Fund – Investor Shares and Admiral Shares Prospectus – Fund Summary – Primary Investment Strategies

Comment:       The Fund’s “Primary Investment Strategies” section states that the fund “employs a ‘passive management’ – or indexing – investment approach by investing all, or substantially all, of its assets in the common stocks” of its benchmark index.  Please indicate the section of the prospectus where the indexing method is identified.

Response:        In response to Item 9(b) of Form N-1A, the section of the prospectus entitled “More on the Funds – Security Selection” includes a statement that the Fund uses the replication method of investing.

Comment 2:   All Funds – Prospectus – Fund Summary – Primary Risks

Comment:       Confirm that pursuant to Item 4(b)(1)(iii) of Form N-1A, each Fund may be advised by or sold through an insured depository institution.

Response:        We confirm that the Funds may be sold through depository institutions.

Comment 3:   All Funds – SAI – Trustees’ Compensation Table

Comment:       In the last column of the “Trustees’ Compensation Table,” please provide the total number of Vanguard funds for which each trustee is being compensated.

Response:        We will update the footnote to the last column of the “Trustees’ Compensation Table” to include the number of Vanguard funds for which each trustee is being compensated.

Brion Thompson, Esq.

February 10, 2011

Comment 4:   All Funds – Summary Prospectus – Front Cover

Comment:       Please provide the incorporation by reference disclosure that will be included on the front cover of each summary prospectus.

Response:        The cover page of each summary prospectus will include the following disclosure:

The Fund’s statutory Prospectus and Statement of Additional Information dated February 28, 2011, are incorporated into and made part of this Summary Prospectus by reference.

Tandy Requirements

As required by the SEC, the Fund acknowledges that:

•         The Fund is responsible for the adequacy and accuracy of the disclosure in the filing.

•         Staff comments or changes in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing.

•         The Fund may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (610) 503-5804 with any questions or comments regarding the above responses.  Thank you.

                                                                                                         Sincerely,

                                                                                                         Frances T. Han

Associate Counsel